

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2021

Xianlong Wu
Chief Executive Officer
Bit Brother Limited
Room 910, Building 1, Huitong Building,
No.168, Hehua Road, Hehuayuan Street,
Furong District, Changsha City, Hunan Province
People's Republic of China

> **Re: Bit Brother Limited**
> **Registration Statement on Form F-3**
> **Filed May 28, 2021**
> **File No. 333-256628**

Dear Mr. Wu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services